February 7, 2008

Ms. Tina H. Bloom, Vice President
Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

Re: The RAM Funds
File Nos.: 811-22162 and 333-148517

Dear Ms. Bloom:

We have reviewed the registration statement on Form N-1A for the RAM
Funds (the "Trust") filed with the Commission on January 8, 2008. The
registration statement has two series, RAM Capital Appreciation Fund and
RAM Enhanced Income Fund (each a "Fund" or collectively the "Funds").
Based on our review of the registration statement, we have the following
comments. The captions we use below correspond to the captions the Trust
uses in its registration statement.

Prospectus

Page 2, RAM Capital Appreciation Fund

Disclosure in the third paragraph of this section describes the Fund's intent
to generate "income" by writing (selling) put options on individual securities.
As the premium earned from a put option is a short-term capital gain rather
than income, please revise the disclosure accordingly.

Page 3, RAM Enhanced Income Fund

Disclosure in the second paragraph of this section states that the Fund may
invest in large-cap companies. Please provide the capitalization range for
what the Fund considers to be large-cap.

Page 3, What Are the Principal Risks of Investing in the Funds?

Because the Funds have significantly different objectives and principal investment strategies, please provide separate, Fund-specific, discussions of principal risks. See Item 2(c) of Form N-1A.

Page 3, Stock Market Risk

The last sentence of the first paragraph states that loss of money could be a risk of investing in the stock market. Since the loss of money is a risk of investing in the Funds in general rather than just the stock market, please disclose this risk as a stand-alone statement. See Item 2 (c) (1) (i) of Form N-1A.

Page 5, Other Risks

Disclosure in the third bullet point states that the Board has reserved the right to change investment objectives without shareholder approval and that shareholders will be notified in advance of such a change. Since this is not a risk of investing in the Funds, please move this disclosure to a more appropriate location in the prospectus, such as the discussion of the Funds' Investment Objectives.

Page 6, Fees and Expenses

Disclosure in the fourth paragraph of the Additional Information about the Funds' Investment Strategies and Risks section in the prospectus and also in the Exchange Traded Funds and Other Similar Instruments section on page 4 of the Statement of Additional Information states that the Funds may invest in the shares of other investment companies. Please add a caption titled "Acquired Fund Fees and Expenses" to the Annual Fund Operating Expenses portion of the fee table directly above the caption titled "Total Annual Fund Operating Expenses". Disclose for the new caption an estimate of the fees and expenses that the Fund expects to incur indirectly through its investment in other investment companies. Also, add a footnote to the table disclosing that the investment company fees and expenses are based on estimated amounts for the current fiscal year. See Instruction 3(f) to Item 3 of Form N-1A.

Page 9, How the Funds Value Their Shares

Although disclosure in this section states that a definition of the term "proper form" may be found elsewhere in the prospectus it is never defined in the prospectus. Please provide a clear definition of the term.

Page 12, Exchange Privilege

The final sentence on this page states that an exchange will be effected at the net asset value next calculated after "acceptance" by the Transfer Agent. Please revise the disclosure to clarify that the exchange will be effected when it is <u>received</u> by the Transfer Agent. See Rule 22c-1 under the Investment Company Act of 1940.

<u>Page 13, Frequent Trading Policies</u>

Disclosure in the first paragraph of this section states that the Funds use a subjective approach which could lead to inconsistent application of frequent trading policies. Also, disclosure later in this section states that the Board of Trustees reserves the right to reject any purchase order for "any reason or no reason." Please revise the language in this section to state with specificity the circumstances under which any policy, procedure or restriction will or will not be imposed. See Item 6(e)(4)(iii) of Form N-1A.

<u>Statement of Additional Information</u>

<u>Page 16, Trustee Compensation</u>

Please provide a Compensation Table that meets the requirements of Item 12(c) of Form N-1A. If the Trust has not completed its first full fiscal year since its organization, provide the information for the current fiscal year, estimating future payments that would be made under an existing agreement or understanding. Disclose in a footnote to the Compensation Table the period for which the information is given.

<u>General Comments</u>

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Please respond to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. You should provide a response to all comments. Where no change is made in the filing in response to a comment, please so indicate in a supplemental letter for the information of the staff and briefly state the basis for such position. Please note the Rule 472 requirement for copies marked to show changes from the previous filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Trust and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct any questions you may have regarding the filing or this letter of comment to me at (202) 551-6986.

Sincerely,

Patricia P. Williams
Accountant/Analyst